Exhibit 21

LIFE PARTNERS HOLDINGS, INC.
SUBSIDIARIES
February 29, 2008

Name of Subsidiary	State of Organization
1. Life Partners, Inc.	Texas
2. LPHI Portfolio Management Services, LLC	Delaware
3. LPHI Preferred Private Issue Series I, LLC	Delaware
4. EZ Flight, LLC	Texas